

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2023

Xiao Jun Kong
Chief Executive Officer, Chief Financial Officer
China Foods Holdings Ltd.
Room 2301A China Resources Building
26 Harbour Road
Wanchai, Hong Kong

>   **Re: China Foods Holdings Ltd.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **File No. 001-32522**

Dear Xiao Jun Kong:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Conn Flanigan